2/12.2

NOV 29 2004 PROCESSING SECTION

SECURI... 04014765 ...MISSION
Washington, D.C. ...

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 11754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-1-03 (MM/DD/YY) AND ENDING 9-30-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERNE AGEE & LEACH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
(No. and Street)

BIRMINGHAM (City) ALABAMA (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 NORTH 20TH STREET, STE 1800 (Address) BIRMINGHAM (City) ALABAMA (State) 35203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 09 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, James S. Holbrook, Jr. and C. Fred Wagstaff, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee & Leach, Inc., as of September 30, 2004, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer except as disclosed in note 4 of the Company's consolidated financial statements as of September 30, 2004. In addition, we confirm that the annual financial statements and operations reports filed with the Securities and Exchange Commission have been made available to all members and allied members of Sterne, Agee & Leach, Inc. as required by NYSE Rule 418.15.

C. Fred Wagstaff III

Signature

CFO

Title

James S. Holbrook Jr.

Signature

CEO

Title

Janice Burt

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
X	(g)	Statement of Cash Flows
X	(h)	Computation of Net Capital Under Rule 15c3–1
X	(i)	Computation for Determination of Reserve Requirements Under Rule 15c3–3
X	(j)	Information Relating to Possession or Control Requirements Under Rule 15c3–3
X	(k)	Schedule of Nonallowable Assets
	(l)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
	(m)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(n)	An Oath or Affirmation
	(o)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

STERNE, AGEE & LEACH, INC.
(A Wholly Owned Subsidiary of Sterne, Agee & Leach Group, Inc.)

Consolidated Statements of Financial Condition

September 30, 2004 and 2003

Assets		**2004**	**2003**
Cash and cash equivalents	$	5,266,926	4,759,101
Cash segregated and securities on deposit for regulatory purposes		4,352,000	20,894
Receivables:			
Broker dealers and clearing organizations		64,093,057	48,698,669
Customers		140,158,253	92,383,320
Related parties		2,199,639	766,120
Securities owned, at fair value:			
U.S. Government obligations		3,064,728	4,710,454
State and municipal obligations		16,149,259	3,123,897
Corporate obligations		4,670,336	5,888,994
Corporate stocks		405,887	269,546
Bank notes		10,000	179,574
Other		96,476	14,552
		24,396,686	14,187,017
Exchange membership, at cost (fair value, $1,050,000 in 2004 and $1,400,000 in 2003)		195,000	195,000
Furniture, equipment, and leasehold improvements (less accumulated depreciation and amortization of $6,684,922 in 2004 and $6,011,220 in 2003)		2,486,704	2,014,482
Goodwill		3,000,297	3,000,297
Other assets		7,608,916	7,621,767
Total assets	$	253,757,478	173,646,667

See accompanying notes to consolidated financial statements.

Liabilities and Stockholder's Equity		2004	2003
Bank loans	$	47,900,000	20,900,000
Payables:			
Broker dealers and clearing organizations		78,060,775	48,361,342
Customers		70,434,115	62,752,746
Related parties		94,942	454,730
Securities sold but not yet purchased, at fair value:			
U.S. Government obligations		6,226,893	2,642,283
State and municipal obligations		91,172	—
Corporate stocks		345,173	149,417
Corporate obligations		398,878	206,740
Bank notes		176,847	—
Options		3,985,873	905,777
Other		17,768	2,075
		11,242,604	3,906,292
Accounts payable and other liabilities		19,683,859	14,003,649
Total liabilities		227,416,295	150,378,759
Commitments and contingencies (note 10)			
Stockholder's equity:			
Common stock, $5 par value; authorized 350,000 shares, issued and outstanding 254,350 shares in 2004 and 2003		1,271,750	1,271,750
Additional paid–in capital		14,749,611	13,999,611
Retained earnings		10,319,822	7,996,547
Total stockholder's equity		26,341,183	23,267,908
Total liabilities and stockholder's equity	$	253,757,478	173,646,667

See accompanying notes to consolidated financial statements.